Exhibit 15.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Intelsat S.A.:

We consent to the incorporation by reference in the registration statement (No. 333-187976) on Form S-8 of Intelsat S.A. of our reports dated February 18, 2015, with respect to the consolidated balance sheets of Intelsat S.A. and subsidiaries as of December 31, 2013 and 2014, and the related consolidated statements of operations, comprehensive income (loss), changes in shareholders’ deficit and cash flows for each of the years in the three-year period ended December 31, 2014, and the effectiveness of internal control over financial reporting as of December 31, 2014, which reports appear in the December 31, 2014 annual report on Form 20-F of Intelsat S.A.

/s/ KPMG LLP

McLean, Virginia

February 18, 2015